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                                                                      EXHIBIT 11

                                RADIAN GROUP INC.

                        SCHEDULE OF NET INCOME PER SHARE


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
                                                                   Quarter Ended March 31
                                                                     2002           2001
                                                                  ---------      ---------
(In thousands, except per-share amounts and market prices)
Net income                                                        $ 103,933      $  80,157
Preferred stock dividend adjustment                                    (825)          (825)
                                                                  ---------      ---------
Adjusted net income                                               $ 103,108      $  79,332

Average diluted stock options outstanding                           5,492.6        6,812.0
Average exercise price per share                                  $   26.84      $   25.96
Average market price per share - diluted basis                    $   45.72      $   31.18

Average common shares outstanding                                    94,224         81,676
Increase in shares due to exercise of options - diluted basis         1,657          1,362

Adjusted shares outstanding - diluted                                95,881         83,038

Net income per share - basic                                      $    1.09      $     .97
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Net income per share - diluted                                    $    1.08      $     .96
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